


05008758

May 26, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 173/2005**
  Subject: Report on the schedule of the launch of Thaicom4 Satellite (iPSTAR) into orbit.
  Date: May 26, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure


SHIN
SATELLITE

May 26, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 173/2005**
  Subject: Report on the schedule of the launch of Thaicom4 Satellite (iPSTAR) into orbit.
  Date: May 26, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 26, 2005

Ref.No.SSA 173/2005

26th May 2005

Subject: Report on the schedule of the launch of Thaicom4 Satellite (iPSTAR) into orbit.

To : The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the schedule of the launch of Thaicom4 Satellite (iPSTAR) into orbit as follows:

7 June 2005	Satellite shipped from Space System Loral by Antonov plane
8 June 2005	Satellite arrives at Cayenne Airport, French Guiana
9 June 2005	Start of Launch Campaign
27 June 2005	Completion of Satellite Verification Test
28 June – 4 July 2005	Satellite Fuel Loading
5 – 11 July 2005	Combined Operations between Satellite manufacturer (Loral) and launcher (Arianespace)
12 July 2005	Transfer to Launch Pad
14 – 18 July 2005	Launch Date

Note: The said schedule is conditioned upon the weather at the launch site in French Guiana and the result of the prior launch.


SHIN
SATELLITE

June 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 036/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in May 2005

  Date: June 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 2, 2005

SSA-CP 036/2005

June 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in May 2005

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	8,000,000	4,400,100	5,894,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	13.375	6.42	14.225
Exercise Ratio (warrant : ordinary share)	1 : 2		1 : 1
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in May 2005, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	61,300	759,900	-
No. of remaining unexercised warrants (units)	7,498,400	2,849,500	5,894,200
No. of shares derived from this exercise (shares)	122,600	1,519,800	-
No. of remaining shares reserved for warrants (shares)	14,996,800	5,699,000	5,894,200


SHIN
SATELLITE

June 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 179/2005**

  Subject: Provision of Information Regarding Offering of New Ordinary Shares to the General Public.

  Date: June 1, 2005

- **Stock Exchange of Thailand Filing, SSA-CP 0039/2005**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrant.

  Date: June 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 1, 2005

SSA 179/2005

1 June 2005

SATTEL: Offering of Newly Issued Ordinary Shares to the Public

Re: Provision of Information Regarding Offering of New Ordinary Shares to the General Public

Shin Satellite Public Company Limited (the "Company") was approved by the Office of the Securities and Exchange Commission on 21 February 2005 to offer new ordinary shares to the general public, the Company hereby provides additional information regarding the offering of new ordinary shares as detailed below:

1. **Number of Shares and Offering Price:**

208,000,000 new ordinary shares are offered to local investors at the price of Baht 15.30 per share;

2. **Subscription Period:**

2 – 3 and 6 June 2005, from 9.00 a.m. to 4.00 p.m.

3. **Subscription Place:**

3.1 Institutional Investors:

Head office or branch offices

SCB Securities Co., Ltd
Head Office : SINDHORN BLDG., TOWER 3, 2ND, 20TH, 24TH-26TH, 28TH FL.,
130-132 WIRELESS RD., LUMPINI, PATHUMWAN,
BANGKOK 10330
TEL 0-2686-2000 FAX 0-2263-3811

KIMENG SECURITIES (THAILAND) PCL
Head Office : 999/9 THE OFFICES AT CENTRAL WORLD,
RAMA 1 RD., PATHUMWAN, BANGKOK 10330
TEL 0-2658-6300 FAX 0-2658-6301

3.2 General Public:

Head office or branch offices

SCB Securities Co., Ltd
Head Office : SINDHORN BLDG., TOWER 3, 2ND, 20TH, 24TH-26TH, 28TH FL.,
130-132 WIRELESS RD., LUMPINI, PATHUMWAN,
BANGKOK 10330
TEL 0-2686-2000 FAX 0-2263-3811

KIMENG SECURITIES (THAILAND) PUBLIC COMPANY LIMITED
Head Office : 999/9 THE OFFICES AT CENTRAL WORLD,
Rama 1 Rd., Pathumwan, Bangkok 10330
TEL 0-2658-6300 FAX 0-2658-6301

DBS VICKERS SECURITIES (THAILAND) COMPANY LIMITED
Head Office : 989 SIAM TOWER BUILDING,14-15/F,
RAMA I ROAD PATUMWAN, BKK. 10330
TEL 0-2657-7000 FAX 0-2657-7777

NATIONAL SECURITIES PUBLIC COMPANY LIMITED
Head Office : 444 MBK TOWER, 14,18/F&19/F , PHAYATHAI ROAD,
PATUMWAN BKK. 10330
TEL 0-2217-9595 FAX 0-2217-9642

BUALUANG SECURITIES PUBLIC COMPANY LIMITED
Head Office : 191 SILOM COMPLEX OFFICE BUILDING, 29/F,
SILOM ROAD, SILOM, BANGRAK, BKK. 10500
Tel 0-2231-3777 fax 0-2231-3797

ASIA PLUS SECURITIES PUBLIC COMPANY LIMITED
Head Office : 175 SATHORN CITY TOWER 3/F,
SOUTH SATHORN ROAD TUNGMAHAMEK, SATHORN,
BKK. 10120
TEL 0-2285-1666 FAX 0-285-1901

SIAM CITY SECURITIES COMPANY LIMITED
Head Office : 999/9 9th FLOOR, THE OFFICES AT CENTRALWORLD,
RAMA 1 ROAD, PATHUMWAN, BANGKOK 10330
Tel 0-2624-8888 Fax 0-2624-8899

INTEL VISION SECURITIES COMPANY LIMITED
Head Office: 540 MURCURY BUILDING, 17&18/F, PLOENCHIT ROAD
LUMPINI, PATHUMWAN BKK. 10330
TEL 0-2658-5800 FAX 0-2658-5779

4. **Methods of Subscription and Payment**:

The subscriber is required to subscribe to at least 100 shares in multiples of 100 shares and make a payment as follows:

4.1 Institutional Investors: the full amount of the subscription fee shall be paid on the subscription date by

- If subscribe on 2-3 June 2005 from 9.00 am to 16.00 pm and on 6 June 2005 from 9.00 am to 12.00 pm subscriber shall pay by cash, money transfer, cheque, draft, or cashier cheque dated no later than subscription date. The fund must be collectable within 1 day.
- If subscribe on 6 June 2005 after 12.00 pm, subscriber shall pay by cash or money transfer only.

4.2 General Public: the full amount of the subscription fee shall be paid on the subscription date by

- If subscribe on 2 June 2005 from 9.00 am to 16.00 pm and on 3 June 2005 from 9.00 am to 12.00 pm subscriber shall pay by cash, money transfer, automatic transfer system

(ATS), cheque, draft, or cashier cheque dated no later than subscription date. The fund must be collectable within 1 day.

- If subscribe on 3 June 2005 after 12.00 pm and 6 June 2005 from 9.00 am to 16.00 pm, subscriber shall pay by cash or money transfer only.

5. **Other Additional Information**:

Investors may obtain any other additional information with respect to the share offering from the prospectus which is available for investors at any subscription place.